221 Main Street, Suite 300 • San Francisco, CA 94105 • (P) 415 593-5464 • (F) 415 896-5680

September 18, 2015

VIA EDGAR

Mr. Dietrich King

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prosper Funding LLC

Prosper Marketplace, Inc.

Request for Withdraw of Amendments to Form S-1 Pursuant to Rule 477

File Nos. 333-179941 and 333-147019

Dear Mr. King:

On behalf of Prosper Funding LLC (“Prosper Funding”) and Prosper Marketplace, Inc. (“PMI” and, collectively with Prosper Funding, the “Registrants”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On July 31 and August 25, 2015, the Registrants filed amendments (the “Amendments”) to the Registration Statement on Form S-1 (File No. 333-204880 and 333-204880-01) (the “Registration Statement”) initially filed on June 11, 2015. However, the Amendments were filed on EDGAR under the incorrect file number. For example, the Amendments filed by Prosper Funding on July 31 and August 25, 2015 were filed under 333-179941 and the Amendments filed by PMI on July 31 and August 25, 2015 were filed under 333-147019.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrants hereby request that, effective as of September 18, 2015, the SEC consent to the withdrawal of the Registrants’ Amendments to its Registration Statement filed on July 31 and August 25, 2015 (File Nos. 333-179941 and 333-147019). Pursuant to the request from the staff of the Division of Corporation Finance (the “Staff”), the Registrants will re-file on the date hereof an amendment to the Registration Statement on Form S-1 (the “Corrective Amendment”) under the correct file numbers, File Nos. 333-204880 and 333-204880-01. As requested by the Staff, the Corrective Amendment will be filed as Amendment No. 1 to the Registration Statement.

Please send copies of the written order granting withdrawal of the Amendments to the undersigned at Prosper Marketplace, Inc., 221 Main Street, Suite 300, San Francisco, CA 94105, facsimile number (415) 896-5680, with a copy to Company’s counsel, Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, DC 20001, facsimile number (202) 778-5500, attention Keir Gumbs.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 18, 2015

If you have any questions or require any further information, please contact Keir Gumbs or Reid Hooper of Covington & Burling LLP at (202) 662-5500 or (202) 662-5984, respectively.

Respectfully submitted,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel and Secretary